Exhibit 99.1

For Immediate Release

Nexen Inc. Files its Year End Disclosure Documents

Calgary, Alberta, February 23, 2012 — Nexen Inc. has filed today its annual information form (AIF), audited consolidated financial statements and related management’s discussion and analysis for the year ended December 31, 2011 with Canadian securities authorities. The AIF includes disclosure and reports relating to reserves data and other oil and gas information. Nexen also filed its annual report on Form 40-F for the year ended December 31, 2011 with the United States Securities and Exchange Commission.

Copies of the filed documents can be accessed electronically from:

•                  SEDAR at www.sedar.com

•                  EDGAR at www.sec.gov

•                  Nexen at www.nexeninc.com/investors

Shareholders may request a hardcopy of the complete audited financial statements free of charge on our website.

Nexen Inc. is an independent, Canadian-based global energy company, listed on the Toronto and New York stock exchanges under the symbol NXY. We are focused on three growth strategies: oil sands and unconventional gas in Western Canada and conventional exploration and development primarily in the North Sea, offshore West Africa and deepwater Gulf of Mexico. We add value for shareholders through successful full-cycle oil and gas exploration and development, and leadership in ethics, integrity, governance and environmental stewardship.

For investor relations inquiries, please contact:	For media and general inquiries, please contact:

Kim Woima, CA	Patti Lewis
Manager, Investor Relations	Director, Corporate Communications
(403) 699-5821	(403) 699-6119

801 — 7th Ave SW

Calgary, Alberta, Canada T2P 3P7

www.nexeninc.com